SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2004
                                          ----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  17 SEPTEMBER 2004
CONTACT: MICHAEL S. PERMAN  TEL: 020 7065 3942


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company AMVESCAP PLC

2)   Name of shareholder having a major interest

     AIC LIMITED, AIC INVESTMENT SERVICES INC., MUTUAL FUNDS MANAGED BY AIC LIMITED AND ACCOUNTS MANAGED BY AIC INVESTMENT SERVICES INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

     NOTIFICATION IS IN RESPECT OF HOLDINGS OF AIC LIMITED and AIC INVESTMENTS SERVICES INC. AGGREGATED WITH HOLDINGS OF MUTUAL FUNDS MANAGED BY AIC LIMITED AND ACCOUNTS MANAGED BY AIC INVESTMENT SERVICES INC.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     NAME                                                        ORDINARY SHARES            ADRS (DILUTED)
     AIC GLOBAL ADVANTAGE FUND                                        1,800,000
     AIC ADVANTAGE FUND                                               9,582,354
     AIC ADVANTAGE FUND II                                            8,748,356
     AIC ADVANTAGE II CORPORATE CLASS                                    16,579
     AIC GLOBAL ADVANTAGE CORPORATE CLASS                               141,854
     AIC DIVERSIFIED CANADA FUND                                      1,933,329
     AIC DIVERSIFIED CANADA CORPORATE CLASS                              42,330
     AIC AMERICAN ADVANTAGE FUND                                        966,673
     AIC AMERICAN ADVANTAGE CORPORATE CLASS                              45,827
     AIC GLOBAL FINANCIAL SPLIT CORP.                                   250,000
     AIC INVESTMENT SERVICES INC.
      (INCLUDING MANAGED ACCOUNTS)                                      210,300
     AIC LIMITED                                                      1,447,161
                                                                     ----------
                                                                     25,184,763
                                                                     ==========

5)   Number of shares/amount of stock acquired          NOT DISCLOSED

6)   Percentage of issued class                         -%

7)   Number of shares/amount of stock disposed          -

8)   Percentage of issued class                         -%

9)   Class of security                                  ORDINARY SHARES

10)  Date of transaction                                NOT DISCLOSED

11)  Date company informed                              16 SEPTEMBER 2004

12)  Total holding following this notification          25,184,763

13)  Total percentage holding of issued class
     following this notification                        3.1%

14)  Any additional information                         See Attachment A

15)  Name of contact and telephone number for queries

        MICHAEL S. PERMAN
        TEL: 020 7065 3942

16) Name and signature of authorised company official responsible for making this notification

        MICHAEL S. PERMAN
        AMVESCAP PLC
        COMPANY SECRETARY

     Date of Notification       17 SEPTEMBER 2004

                                                             ATTACHMENT A


AIC Limited ("AIC") is a corporation incorporated under the laws of Ontario. AIC's wholly owned subsidiary AIC Investment Services Inc. ("AISI") is the portfolio manager of certain accounts (including the Funds and other investment advisor accounts) and AIC is the manager and trustee of certain mutual funds in Ontario (collectively the "Funds") which are owners of record of the securities of the AMVESCAP PLC ("AMVESCAP"). AISI is qualified to act as an investment adviser to the Funds in Ontario, Canada pursuant to a registration under the Securities Act Ontario. AISI is registered as an investment adviser under
Section 203 of the Investment Advisers Act of 1940. AIC as trustee of the Funds, shares with the Funds the power to direct the voting and disposition of the shares of the AMVESCAP held by the Funds. Michael Lee-Chin holds indirectly through his sole ownership of Portland Holdings Inc. approximately 95% of the voting equity securities of AIC and consequently he may be deemed under United States securities law to beneficially own the shares of the AMVESCAP held by AIC as trustee of the Funds and by the Funds, although he disclaims beneficial ownership of such holding. Mr. Lee-Chin is a citizen and resident of Canada.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  17 September, 2004                   By   /s/  MICHAEL S. PERMAN
      ------------------                     --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary